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STEPHANIE CAPISTRON Stephanie.Capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 21, 2023

VIA EDGAR CORRESPONDENCE

Jessica Livingston

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549-4644

Re:	abrdn Palladium ETF Trust Amendment No. 1 to Registration Statement on Form S-3 filed on August 24, 2023 (SEC File No. 333-272037) (the “Registration Statement”)

Dear Ms. Livingston and Mr. Brown:

We are writing in response to the comment you provided in writing on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Steven Dunn on September 11, 2023, with respect to the Registration Statement for the abrdn Physical Palladium Shares ETF (the “Registrant”). On behalf of the “Registrant, we have reproduced your comment below and provided the Registrant’s response immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

Historical Chart of the Price of Palladium, page 16

Comment:	Refer to your response and revised disclosure to comment 4. We reissue the comment in part, as we do not see the requested revisions to add additional, more timely disclosure about palladium's prices in 2023 and how they compare to pricing in previous years and to include quantitative and qualitative disclosures that address 2023 price declines and the reasons for the declines.

Response:	The Registration Statement has been revised to address the Staff’s comment.

Should you have any questions, please feel free to contact me at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Thomas C. Bogle
Lucia Sitar, abrdn Inc.
Brian Kordeck, abrdn Inc.